Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine-month periods ended September 30, 2017 and September 30, 2018. Unless otherwise specified herein, references to “GasLog”, the “Company”, the “Group”, “we”, “our” or “us” shall include GasLog Ltd. and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2018. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•        general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•        fluctuations in spot and long-term charter hire rates and vessel values;

•         changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•         number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•         planned capital expenditures and availability of capital resources to fund capital expenditures;

•         our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter commitments, including the risk that certain of our vessels may no longer have the latest technology at such time, which may impact the rate at which we can charter such vessels;

•         our ability to maintain long term relationships and enter into time charters with new and existing customers;

•        increased exposure to the spot market and fluctuations in spot charter rates;

•        fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•        changes in the ownership of our charterers;

•        our customers’ performance of their obligations under our time charters and other contracts;

•        our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•        our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•        future, pending or recent acquisitions of or orders for ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•        the time that it may take to construct and deliver newbuildings and the useful lives of our ships;

•        fluctuations in currencies and interest rates;

•        the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•        risks inherent in ship operation, including the risk of accidents, collisions and the discharge of pollutants;

•        our ability to retain key employees and the availability of skilled labour, ship crews and management;

•        potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•        potential liability from future litigation;

•        any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•        other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC on February 28, 2018 and available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of dividends are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Bermuda law and such other factors as our board of directors may deem relevant.

Overview

We are an international owner, operator and manager of LNG carriers. Our wholly owned fleet as of November 1, 2018 consists of 19 LNG carriers, including 12 ships in operation and seven LNG carriers on order at Samsung Heavy Industries Co., Ltd. (“Samsung”). GasLog is also the general and controlling partner in GasLog Partners LP (“GasLog Partners” or the “Partnership”), a publicly traded master limited partnership, which owns 13 LNG carriers. In addition, GasLog has leased back under a bareboat charter one vessel sold to Lepta Shipping Co. Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co. Ltd. (“Mitsui”), in February 2016 for a period of up to 20 years. GasLog has the option to repurchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. We currently manage and operate 26 LNG carriers including 12 of our wholly owned ships in operation, 12 of the 13 ships contributed or sold to the Partnership (the other one is managed by a subsidiary of Royal Dutch Shell plc (“Shell”)), the bareboat vessel and one LNG carrier owned by an entity in which we have a 25% interest. We also supervise the construction of our newbuildings.

In 2015, GasLog entered into a pool agreement (the “Pool Agreement”) with Dynagas Ltd. (“Dynagas”) and Golar LNG Ltd. (“Golar”) establishing an LNG carrier pooling arrangement (the “Cool Pool”) to market our and their vessels which were operating in the LNG shipping spot market at the time of entering into the Pool Agreement. The Cool Pool allows the participating owners to optimize the operation of the pool vessels through improved scheduling ability, cost efficiencies and common marketing. The objective of the Cool Pool is to serve the transportation requirements of a rapidly growing LNG shipping market by providing customers with reliable, flexible and innovative solutions to meet their increasingly complex shipping requirements. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” was incorporated in September 2015 acting as an agent. As of September 30, 2018, the Cool Pool consisted of 16 tri-fuel diesel electric (“TFDE”) LNG carriers in the 155-177,000 cbm size range owned by GasLog and Golar. The Cool Pool charters the vessels for periods of up to one year in duration as agents for the owners, who each remain responsible for the technical and commercial operation of their vessels and performance of the contracts. In June and July 2018, Dynagas removed its three vessels from the Cool Pool.

We have a 25% interest in the Methane Nile Eagle, a 2007-built LNG carrier owned by Egypt LNG Shipping Ltd. (“Egypt LNG”) and technically managed by us. It is currently operating under a 20-year time charter to a subsidiary of Shell.

We generate revenues by chartering our ships to customers on multi-year charters and spot/short-term charters, and by providing technical ship management services, including crewing, training, maintenance, regulatory and classification compliance and health, safety, security and environmental (“HSSE”) management and reporting through our wholly owned subsidiary GasLog LNG Services Ltd.

Recent Developments

Additional Vessels and New Charter Agreements

On August 20, 2018, GasLog announced the order of two 174,000 cbm LNG carriers (Hull Nos. 2300 and 2301) with low pressure two stroke (“LP-2S”) propulsion and GTT Mark III Flex Plus containment systems from Samsung scheduled to be delivered in late 2020. The vessels will be chartered to Cheniere Energy, Inc. (“Cheniere”) for a firm period of seven years. GasLog has also negotiated with Cheniere an option for the charter of one or two additional newbuild vessels.

Sale of the Methane Becki Anne

On October 25, 2018, GasLog Partners announced an agreement with GasLog to purchase 100% of the ownership interest in GAS-twenty seven Ltd., the entity that owns the Methane Becki Anne. The vessel is currently on a multi-year time charter with a subsidiary of Shell through March 2024 and Shell has a unilateral option to extend the term of the time charter for a period of either three or five years.

The aggregate sale price will be $207.4 million, which includes $1.0 million for positive net working capital balances to be transferred with the entity. GasLog Partners expects to finance the acquisition with cash on hand, plus the assumption of the Methane Becki Anne’s outstanding indebtedness of $93.9 million. The sale is expected to close in November 2018.

GasLog Partners’ At-the-Market Common Units Equity Offering Programme (the “ATM Programme”)

On May 16, 2017, GasLog Partners commenced an ATM Programme under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering value of up to $100.0 million in accordance with the terms of an equity distribution agreement entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC agreed to act as sales agents. On November 3, 2017, the size of the ATM Programme was increased to $144.0 million and UBS Securities LLC was included as a sales agent.

In the third quarter of 2018, GasLog Partners issued and received payment for an additional 2,293,775 common units at a weighted average price of $23.68 per common unit for total gross proceeds of $54.3 million and net proceeds of $54.0 million. The aforementioned units included 2,093,775 common units which were purchased by funds managed by Tortoise Capital Advisors L.L.C. (“Tortoise”), a leading energy infrastructure investor.

In the period from October 1, 2018 through October 29, 2018, GasLog Partners issued and received payment for an additional 259,104 common units at a price of $24.06 per unit for gross and net proceeds of $6.2 million.

Since the commencement of the ATM Programme through October 29, 2018, GasLog Partners has issued and received payment for a total of 5,291,304 common units, with cumulative gross proceeds of $123.4 million at a weighted average price of $23.33 per unit. As of October 29, 2018, the cumulative net proceeds were $121.4 million.

Alexandroupolis Project Update

The Alexandroupolis Floating Storage Regasification Unit (“FSRU”) project in Northern Greece continued to move forward in the third quarter. In September 2018, Gastrade S.A. (“Gastrade”) issued Invitations for Expression of Interest (“IEOI”) for the supply of the FSRU vessel and the pipeline infrastructure which will connect the FSRU with the Greek natural gas transmission system. Following regulatory approvals, Gastrade launched the first phase of the market test in late October. During this phase interested parties, including DEPA, the Greek state natural gas utility, and Bulgarian Energy Holding (“BEH”), are invited to submit proposals for offtake capacity from the Alexandroupolis project.

DEPA and BEH continue to work towards the formalisation of their respective shareholdings in Gastrade.

The launch of the FSRU and pipeline tenders by Gastrade, as well as the market test, are, we believe, significant milestones and advance the project towards Final Investment Decision (“FID”), which is targeted for the first half of 2019.

Dividend Declarations

On September 13, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2.5 million in aggregate, payable on October 1, 2018 to holders of record as of September 28, 2018. GasLog paid the declared dividend to the transfer agent on September 28, 2018.

On October 31, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, or $12.1 million in aggregate, payable on November 21, 2018 to shareholders of record as of November 12, 2018.

Fleet Update

Owned Fleet

As of September 30, 2018, our wholly owned fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Lydon Volney	2006	145,000	Shell	Steam	October 2020	—
2	GasLog Savannah	2010	155,000	Spot Market (3)	TFDE	—	—
3	GasLog Singapore	2010	155,000	Spot Market (3)	TFDE	—	—
4	GasLog Chelsea	2010	153,600	Spot Market (3)	TFDE	—	—
5	Methane Becki Anne(7)	2010	170,000	Shell	TFDE	March 2024	2027-2029
6	GasLog Skagen(4)	2013	155,000	Spot Market	TFDE	—	—
7	GasLog Saratoga(4)	2014	155,000	Shell	TFDE	September 2019	—
8	GasLog Salem	2015	155,000	Spot Market (3)	TFDE	—	—
9	GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	2031
10	GasLog Houston(5)	2018	174,000	New Customer Shell	LP-2S	January 2019 May 2028	— 2031-2034
11	GasLog Hong Kong	2018	174,000	Total(6)	LP-2S	December 2025	2028
12	GasLog Genoa	2018	174,000	Shell	LP-2S	April 2027	2030-2033

As of September 30, 2018, the Partnership’s fleet consisted of the following vessels:

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
2	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	—
3	Methane Jane Elizabeth/ Methane Alison Victoria	2006/ 2007	145,000	New Customer	Steam	November/December 2020(8)	2021–2024
	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	—
4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
5	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023-2025
6	GasLog Shanghai	2013	155,000	Spot Market (3)	TFDE	—	—
7	GasLog Santiago	2013	155,000	New Customer	TFDE	December 2021/January 2022	2022-2028
8	GasLog Sydney	2013	155,000	Cheniere(9)	TFDE	April 2020	2020-2021
9	GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025-2030
10	Solaris	2014	155,000	Shell	TFDE	June 2021	2026-2031
11	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031
12	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028-2031
13	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028-2031

Bareboat Vessel

			Cargo
		Year	Capacity			Charter	Optional
Vessel Name		Built	(cbm)	Charterer	Propulsion	Expiration(1)	Period(2)
1	Methane Julia Louise (10)	2010	170,000	Shell	TFDE	March 2026	2029-2031

(1)      Indicates the expiration of the initial term.

(2)      The period shown reflects the expiration of the minimum optional period and the maximum optional period. The charterer of the GasLog Santiago may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Sydney may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer provides us with advance notice of declaration. The charterers of the GasLog Seattle and the Solaris have unilateral options to extend the term of the time charters for periods ranging from five to ten years, provided that the charterers provide us with advance notices of declaration of any option in accordance with the terms of the applicable charter. The charterers of the Methane Heather Sally, the Methane Becki Anne and the Methane Julia Louise have unilateral options to extend the term of the related time charters for a period of either three or five years at their election, provided that the charterers provide us with advance notice of declaration of any option in accordance with the terms of the applicable charter. The charterer of the GasLog Greece and the GasLog Glasgow has the right to extend the charters for a period of five years at the charterer’s option. The charterer of the GasLog Geneva and the GasLog Gibraltar has the right to extend the charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Houston and the GasLog Genoa has the right to extend the charter by two additional periods of three years, provided that the charterer provides us with advance notice of declaration. The charterer of the GasLog Hong Kong has the right to extend the charter for a period of three years, provided that the charterer provides us with advance notice of declaration.

(3)      Vessels currently operating in the spot market under the Cool Pool.

(4)      Shell and GasLog have agreed to substitute the GasLog Saratoga for the GasLog Skagen. The substitution took effect subsequent to the end of the GasLog Skagen’s dry-docking in September 2018.

(5)      The vessel is currently on a short-term charter to a major LNG producer and thereafter will trade under her long-term charter party with a subsidiary of Shell, from the beginning of 2019 until May 2028.

(6)      “Total” refers to Total Gas & Power Chartering Limited, a wholly owned subsidiary of Total S.A.;

(7)      On October 25, 2018, GasLog announced an agreement with GasLog Partners to sell 100% of the ownership interest in GAS-twenty seven Ltd., the entity that owns and charters the Methane Becki Anne to Shell. The acquisition is expected to close in November 2018.

(8)      On March 22, 2018, a new charter party agreement was signed with a new customer for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019, at the Partnership’s option, until November or December 2020, with the charterer having the option to extend the charter from one to four years.

(9)      The vessel is currently operating in the spot market under a short-term charter and is expected to begin her 18-month charter with Cheniere in December 2018.

(10)  On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven-year-charter with MSL, a subsidiary of Shell.

Under the omnibus agreement entered into with GasLog Partners and certain of its subsidiaries in connection with the Partnership’s initial public offering, as amended, GasLog Partners has the option to purchase from us: (i) the GasLog Glasgow within 36 months after we notify the Partnership’s board of directors of the vessel’s acceptance by their charterers and (ii) the GasLog Houston within 30 days after we notify the Partnership’s board of directors of the vessel’s commencement of her multi-year charter with Shell. In each case, GasLog Partners’ option to purchase is at fair market value as determined pursuant to the omnibus agreement.

GasLog Partners also has a right of first offer from us to purchase any other LNG carriers with cargo capacities greater than 75,000 cbm engaged in ongoing LNG transportation under charters of five full years or more that we own or acquire (the “Five Year Vessels”) either at their acquisition cost plus certain break-up costs (in the case of a newly acquired Five-Year Vessel) or at their fair market value (in the case of a previously owned vessel that becomes a Five-Year Vessel). In addition, five of our seven newbuildings (Hull Nos. 2131, 2213, 2262, 2300 and 2301) will each qualify as a Five-Year Vessel upon commencement of their charters and we will be required to offer to GasLog Partners an opportunity to purchase each vessel at fair market value within 30 days of the commencement of her charter. Generally, GasLog Partners must exercise this right of first offer within 30 days following the notice from us that the vessel has been acquired or has become a Five-Year Vessel.

Charter Expirations

The GasLog Saratoga, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth and the Methane Lydon Volney are due to come off charter in September 2019, October 2019, December 2019, April 2020, June 2020 and October 2020, respectively, each plus or minus 30 days. GasLog Partners has already secured a one-year charter for either Methane Jane Elizabeth or Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership’s option. In addition, GasLog Partners and GasLog continue to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

Results of Operations

Three-month period ended September 30, 2017 compared to the three-month period ended September 30, 2018

	For the three months ended
	September 30, 2017	September 30, 2018
Amounts in thousands of U.S. Dollars
Revenues	131,242	158,398
Net pool allocation	2,041	3,882
Voyage expenses and commissions	(3,980)	(6,828)

Vessel operating and supervision costs	(29,569)	(31,948)
Depreciation	(34,447)	(39,341)
General and administrative expenses	(9,988)	(9,917)
Profit from operations	55,299	74,246
Financial costs	(34,709)	(43,908)
Financial income	644	1,057
Gain on derivatives	3,137	7,368
Share of (loss)/profit of associates	(143)	498
Total other expenses, net	(31,071)	(34,985)
Profit for the period	24,228	39,261
Non-controlling interests	(18,893)	(21,047)
Profit attributable to owners of the Group	5,335	18,214

During the three-month period ended September 30, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership) having 2,116 operating days, and an average of 23.0 ships operating under our technical management (including 22.0 of our owned and bareboat ships). During the three-month period ended September 30, 2018, we had an average of 26.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership) having 2,302 operating days, and an average of 26.0 ships operating under our technical management (including 25.0 of our owned and bareboat ships).

Revenues:

Revenues increased by 20.7%, or $27.2 million, from $131.2 million during the three-month period ended September 30, 2017 to $158.4 million during the three-month period ended September 30, 2018. The increase is attributable to an increase in revenues of $21.0 million due to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively) in the three-month period ended September 30, 2018, which resulted in an increase in operating days. There was also an increase of $17.8 million in gross revenues from our vessels operating in the spot market under the Cool Pool (before any Net pool allocation which is recorded in a separate Profit and Loss line below) and a further increase of $0.8 million from the remaining fleet. These increases were partially offset by a decrease of $9.0 million due to the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney and a decrease of $3.2 million due to the off-hire days from the scheduled dry-docking of the GasLog Skagen. The average daily hire rate increased from $61,838 for the three-month period ended September 30, 2017 to $68,735 for the three-month period ended September 30, 2018. There was also a decrease of $0.2 million in revenues from technical management services.

Net Pool Allocation:

Net pool allocation increased by $1.9 million, from $2.0 million during the three-month period ended September 30, 2017 to $3.9 million during the three-month period ended September 30, 2018. The increase was attributable to the movement in the adjustment of the net pool results earned by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $25.9 million and $2.1 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended September 30, 2018 (September 30, 2017: $8.1 million and $2.5 million, respectively). The increase in GasLog’s total net pool performance was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog’s total net pool performance is presented below:

	For the three months ended
	September 30, 2017	September 30, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	8,146	25,947
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(2,480)	(2,066)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	2,041	3,882
GasLog’s total net pool performance	7,707	27,763

Voyage Expenses and Commissions:

Voyage expenses and commissions increased by $2.8 million, from $4.0 million during the three-month period ended September 30, 2017 to $6.8 million during the three-month period ended September 30, 2018. The increase is due to an increase of $3.1 million in bunkers consumed and voyage expenses during certain unchartered and off-hire periods and an increase of $0.1 million in broker commissions, partially offset by a decrease of $0.4 million in voyage expenses of the vessels operating in the spot market.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 7.8%, or $2.3 million, from $29.6 million during the three-month period ended September 30, 2017 to $31.9 million during the three-month period ended September 30, 2018. The increase was mainly attributable to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa operating in our fleet for the full third quarter in 2018, partially offset by one-off savings in certain expenses. Daily operating cost per vessel decreased from $14,564 per day for the three-month period ended September 30, 2017 to $13,859 per day for the three-month period ended September 30, 2018.

Depreciation:

Depreciation increased by 14.2%, or $4.9 million, from $34.4 million during the three-month period ended September 30, 2017 to $39.3 million during the three-month period ended September 30, 2018. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the three-month period ended September 30, 2018 compared to the same period in 2017.

General and Administrative Expenses:

General and administrative expenses marginally decreased by 1.0%, or $0.1 million, from $10.0 million during the three-month period ended September 30, 2017 to $9.9 million during the three-month period ended September 30, 2018.

Financial Costs:

Financial costs increased by 26.5%, or $9.2 million, from $34.7 million during the three-month period ended September 30, 2017 to $43.9 million during the three-month period ended September 30, 2018. The increase is mainly attributable to an increase of $9.0 million in interest expense on loans and an increase of $0.3 million in amortization of deferred loan fees. During the three-month period ended September 30, 2018, we had an average of $2,930.1 million of outstanding indebtedness, with a weighted average interest rate of 5.0%, while during the three-month period ended September 30, 2017, we had an average of $2,628.5 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.3%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and cross-currency swaps (“CCS”).

Gain on Derivatives:

Gain on derivatives increased by $4.3 million, from $3.1 million during the three-month period ended September 30, 2017 to $7.4 million during the three-month period ended September 30, 2018. The increase in gain on derivatives is primarily attributable to an increase of $3.8 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $7.0 million for the quarter ended September 30, 2018 as compared to a gain of $3.2 million for the quarter ended September 30, 2017, a decrease of $2.5 million in realized loss on interest rate swaps held for trading and an increase of $0.2 million in the ineffective portion of cash flow hedges, which were partially offset by a decrease of $2.2 million in realized gain on forward foreign exchange contracts held for trading.

Profit for the Period:

Profit for the period increased by $15.1 million, from a profit of $24.2 million for the three-month period ended September 30, 2017 to a profit of $39.3 million for the three-month period ended September 30, 2018, as a result of the aforementioned factors.

Profit Attributable to Owners of the Group:

Profit attributable to owners of the Group increased by $12.9 million, from $5.3 million for the three-month period ended September 30, 2017 to $18.2 million for the three-month period ended September 30, 2018. The increase in profit attributable to the owners of GasLog resulted mainly from the increase in profit mentioned above, partially offset by the increase of $2.1 million in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) as a result of issuances under the GasLog Partners’ ATM Programme, the preference unit issuance in January 2018 and the associated sales of the GasLog Geneva, the Solaris and the GasLog Gibraltar on July 3, 2017, October 20, 2017 and April 26, 2018, respectively.

Nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2018

	For the nine months ended
	September 30, 2017	September 30, 2018
Amounts in thousands of U.S. Dollars
Revenues	389,457	429,700
Net pool allocation	3,361	19,493
Voyage expenses and commissions	(10,171)	(16,743)
Vessel operating and supervision costs	(86,891)	(98,964)
Depreciation	(102,606)	(113,683)
General and administrative expenses	(30,213)	(32,282)
Profit from operations	162,937	187,521
Financial costs	(104,311)	(122,505)
Financial income	1,779	3,367
(Loss)/gain on derivatives	(6,585)	26,306
Share of profit of associates	704	1,325
Total other expenses, net	(108,413)	(91,507)
Profit for the period	54,524	96,014
Non-controlling interests	(47,952)	(62,116)
Profit attributable to owners of the Group	6,572	33,898

During the nine-month period ended September 30, 2017, we had an average of 23.0 ships operating in our owned and bareboat fleet (including ships owned by the Partnership) having 6,267 operating days, and an average of 23.6 ships operating under our technical management (including 22.0 of our owned and bareboat ships). During the nine-month period ended September 30, 2018, we had an average of 25.4 ships operating in our owned and bareboat fleet (including ships owned by the Partnership) having 6,713 operating days, and an average of 25.4 ships operating under our technical management (including 24.4 of our owned and bareboat ships).

Revenues:

Revenues increased by 10.3%, or $40.2 million, from $389.5 million during the nine-month period ended September 30, 2017 to $429.7 million during the nine-month period ended September 30, 2018. The increase is attributable to an increase in revenues of $42.1 million due to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa (which were delivered on January 8, 2018, March 20, 2018 and March 29, 2018, respectively) in the nine-month period ended September 30, 2018, which resulted in an increase in operating days. There was also an increase of $20.9 million in gross revenues from our vessels operating in the spot market under the Cool Pool (before any Net pool allocation which is recorded in a separate Profit and Loss line below). These increases were partially offset by a decrease of $12.9 million due to the expiration of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, a decrease of $9.2 million due to the off-hire days from the scheduled dry-dockings of the GasLog Santiago, the GasLog Sydney and the GasLog Skagen, and a further decrease of $0.3 million from the remaining fleet. The average daily hire rate increased from $61,995 for the nine-month period ended September 30, 2017 to $63,928 for the nine-month period ended September 30, 2018. There was also a decrease of $0.4 million in revenues from technical management services.

Net Pool Allocation:

Net pool allocation increased by $16.1 million, from $3.4 million during the nine-month period ended September 30, 2017 to $19.5 million during the nine-month period ended September 30, 2018. The increase was attributable to the movement in the adjustment of the net pool results earned by the GasLog vessels in accordance with the pool distribution formula. GasLog recognized gross revenues and gross voyage expenses and commissions of $44.4 million and $7.8 million, respectively, from the operation of its vessels in the Cool Pool during the quarter ended September 30, 2018 (September 30, 2017: $23.5 million and $5.5 million, respectively). The increase in GasLog’s total net pool performance was driven by higher spot rates and higher utilization achieved by all vessels trading in the Cool Pool. GasLog’s total net pool performance is presented below:

	For the nine months ended

	September 30, 2017	September 30, 2018
Amounts in thousands of U.S. Dollars
Pool gross revenues (included in Revenues)	23,524	44,399
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(5,542)	(7,769)
GasLog’s adjustment for net pool allocation (included in Net pool allocation)	3,361	19,493
GasLog’s total net pool performance	21,343	56,123

Voyage Expenses and Commissions:

Voyage expenses and commissions increased by 63.7%, or $6.5 million, from $10.2 million during the nine-month period ended September 30, 2017 to $16.7 million during the nine-month period ended September 30, 2018. The increase is mainly attributable to an increase of $4.3 million in bunkers consumed and voyage expenses during certain unchartered and off-hire periods, an increase of $1.9 million in voyage expenses of the vessels operating in the spot market and an increase of $0.3 million in broker commissions.

Vessel Operating and Supervision Costs:

Vessel operating and supervision costs increased by 13.9%, or $12.1 million, from $86.9 million during the nine-month period ended September 30, 2017 to $99.0 million during the nine-month period ended September 30, 2018. The increase is mainly attributable to the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa during the first quarter of 2018, increased scheduled technical maintenance costs related to engine maintenance, intermediate surveys and costs related to performed dry-dockings and an increase due to the unfavorable movement of the United States dollar (“USD”) against the Euro (“EUR”). We have entered into forward foreign exchange contracts to hedge economically part of this exposure and the associated realized gains are recorded in (Loss)/gain on derivatives, which is discussed below. Daily operating cost per vessel increased from $14,424 per day for the nine-month period ended September 30, 2017, to $14,845 per day for the nine-month period ended September 30, 2018.

Depreciation:

Depreciation increased by 10.8%, or $11.1 million, from $102.6 million during the nine-month period ended September 30, 2017 to $113.7 million during the nine-month period ended September 30, 2018. The increase in depreciation resulted mainly from the increase in the average number of vessels in our fleet in the nine-month period ended September 30, 2018 compared to the same period of 2017.

General and Administrative Expenses:

General and administrative expenses increased by 7%, or $2.1 million, from $30.2 million during the nine-month period ended September 30, 2017 to $32.3 million during the nine-month period ended September 30, 2018. The increase is mainly attributable to an increase of $2.2 million in employee costs due to the unfavorable movement of the USD against the EUR and the British Pound (we have entered into forward foreign exchange contracts to hedge economically part of this exposure and the associated realized gains are recorded in (Loss)/gain on derivatives, which is discussed below), a net increase of $0.5 million in various other expenses, an increase of $0.4 million in share based compensation and an increase of $0.3 million in director’s fees, partially offset by a decrease of $1.3 million in legal and professional fees.

Financial Costs:

Financial costs increased by 17.4%, or $18.2 million, from $104.3 million during the nine-month period ended September 30, 2017 to $122.5 million during the nine-month period ended September 30, 2018. The increase is attributable to an increase of $19.6 million in interest expense on loans, bonds and cash flow hedges and $0.3 million in other financial costs, partially offset by a decrease of $1.5 million in losses arising on bond repurchase and a decrease of $0.3 million in finance lease charges. During the nine-month period ended September 30, 2018, we had an average of $2,882.4 million of outstanding indebtedness, with a weighted average interest rate of 4.7%, while during the nine-month period ended September 30, 2017, we had an average of $2,718.8 million of outstanding indebtedness having an aggregate weighted average interest rate of 4.1%. These weighted average interest rates include interest expense on loans and cash flow hedges and interest expense on senior unsecured notes and CCS.

(Loss)/gain on Derivatives:

Gain on derivatives increased by $32.9 million, from a loss of $6.6 million during the nine-month period ended September 30, 2017 to a gain of $26.3 million during the nine-month period ended September 30, 2018. The increase in gain is mainly attributable to an increase of $22.2 million in gain from mark-to-market valuation of our derivative financial instruments carried at fair value through profit or loss, which reflected a gain of $24.2 million for the nine-month period ended September 30, 2018, as compared to a gain of $2.0 million for the nine-month period ended September 30, 2017, an increase of $7.2 million in realized gain from interest rate swaps held for trading and a decrease of $4.4 million in recycled loss of cash flow hedges reclassified to profit or loss, which were partially offset by a decrease of $0.6 million in realized gain on forward foreign exchange contracts held for trading and an increase of $0.3 million in the ineffective portion of cash flow hedges.

Profit for the Period:

Profit for the period increased by $41.5 million, from a profit of $54.5 million for the nine-month period ended September 30, 2017 to a profit of $96.0 million for the nine-month period ended September 30, 2018, as a result of the aforementioned factors.

Profit Attributable to Owners of the Group:

Profit attributable to owners of the Group increased by $27.3 million, from a profit of $6.6 million for the nine-month period ended September 30, 2017 to a profit of $33.9 million for the nine-month period ended September 30, 2018. The increase in profit attributable to the owners of GasLog resulted mainly from the increase in profit mentioned above, partially offset by the increase of $14.1 million in profit attributable to the non-controlling interests (non-controlling unitholders of GasLog Partners) as a result of issuances under the GasLog Partners’ ATM Programme, the preference unit issuance in May 2017 and January 2018, and the associated sales of the GasLog Greece, the GasLog Geneva, the Solaris and the GasLog Gibraltar on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively.

Customers

For the nine-month period ended September 30, 2018, we received 81.8% of our revenues from Shell, 10.3% of our revenues from various charterers in the spot/short-term market, 7.8% of our revenues from major LNG producers and 0.1% of our revenues from Egypt LNG, an entity in which we have a 25% ownership interest. For the nine-month period ended September 30, 2017, we received 93.8% of our revenues from Shell, 6.0% of our revenues from various charterers in the spot/short-term market and 0.2% of our revenues from Egypt LNG.

Liquidity and Capital Resources

Our primary liquidity needs are to fund our operating and other expenses, to finance the purchase and construction of our newbuildings and conversions, to purchase secondhand vessels, to service our existing debt and to pay dividends. In monitoring our working capital needs, we project our charter hire income and the vessels’ maintenance and running expenses, as well as debt service obligations, and seek to maintain adequate cash reserves in order to address revenue shortfalls or budget overruns, if any.

We anticipate that our primary sources of funds will be available cash, cash from operations and borrowings under existing and new debt agreements. We may also seek to raise additional common or other forms of equity, subject in each case to market conditions. We believe that these sources of funds will be sufficient to meet our liquidity needs, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Our funding and treasury activities are intended to meet our operating and financing requirements while maintaining appropriate liquidity. Cash and cash equivalents are held primarily in U.S. dollars.

As of September 30, 2018, GasLog had $293.9 million of cash and cash equivalents, of which $142.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of September 30, 2018, GasLog had $10.0 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments.

As of September 30, 2018, GasLog had an aggregate of $2.9 billion of indebtedness outstanding under its credit facilities and bond agreements, of which $182.7 million was repayable within one year, and a $208.0 million finance lease liability related to the sale and leaseback of the Methane Julia Louise, of which $6.6 million was repayable within one year.

As of September 30, 2018, there was undrawn available capacity of $100.0 million under the revolving credit facility of the credit agreement of up to $1.1 billion entered into on July 19, 2016 (the “Legacy Facility Refinancing”).

As of September 30, 2018, the total remaining balance of the contract prices of the seven LNG carriers on order was $1.2 billion which

GasLog expects to be funded with the $165.8 million undrawn capacity under the financing agreement entered into on October 16, 2015, as well as cash balances, cash from operations, borrowings under new debt agreements and proceeds from the issuance of new equity by GasLog Partners, if any.

As of September 30, 2018, GasLog maintains a total interest rate swap notional amount at $1.2 billion after terminations, extensions and the signing of new agreements. GasLog has hedged 47.5% of its expected floating interest rate exposure on its outstanding debt (excluding the finance lease liability) as of September 30, 2018.

Our credit facilities are described in Note 13 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed with the SEC on February 28, 2018 and Note 7 of our unaudited condensed consolidated financial statements included elsewhere in this report.

Working Capital Position

As of September 30, 2018, GasLog’s current assets totaled $355.3 million, while current liabilities totaled $303.9 million, resulting in a positive working capital position of $51.4 million.

Taking into account generally expected market conditions, we anticipate that available cash and cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make all other required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Nine-month period ended September 30, 2017 compared to the nine-month period ended September 30, 2018

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	For the nine months ended
	September 30, 2017	September 30, 2018
Amounts in thousands of U.S. Dollars
Net cash provided by operating activities	154,796	172,617
Net cash used in investing activities	(84,993)	(624,631)
Net cash provided by financing activities	60,437	361,913

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $17.8 million, from $154.8 million during the nine-month period ended September 30, 2017 to $172.6 million during the nine-month period ended September 30, 2018. The increase was mainly attributable to an increase of $40.2 million in revenues, an increase of $16.1 million in net pool allocation, a decrease of $7.3 million in realized losses on interest rate swaps held for trading and a net increase of the remaining movements of $0.7 million, partially offset by an increase of $13.1 million in cash paid for interest, an increased cash outflow of $12.7 million caused by movements in working capital accounts, an increase of $12.1 million in vessel operating and supervision costs, an increase of $6.5 million in voyage expenses and commissions and an increase of $2.1 million in general and administrative expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities increased by $539.6 million, from $85.0 million in the nine-month period ended September 30, 2017 to $624.6 million in the nine-month period ended September 30, 2018. The increase is mainly attributable to an increase of $549.0 million in payments for the construction costs of newbuildings and other fixed assets and a net increase of $5.8 million in short-term investments. The above movements were partially offset by an increase of $1.6 million in financial income received and because no payments were made to Gastrade in the nine-month period ended September 30, 2018 ($14.0 million in the nine-month period ended September 30, 2017).

Net Cash Provided by Financing Activities

Net cash provided by financing activities increased by $301.5 million, from $60.4 million in the nine-month period ended September 30, 2017 to $361.9 million in the nine-month period ended September 30, 2018. The increase is mainly attributable to an increase of $218.2 million in proceeds from our borrowings, a decrease of $191.2 million in bank loan and bond repayments and a decrease of $20.6 million from payments for CCS termination. The above movements were partially offset by a decrease of $78.1 million in GasLog Partners’ common unit offerings, a decrease of $27.7 million in proceeds from the issuance of the Partnership’s Series B Preference Units as compared to the Partnership’s Series A Preference Units, an increase of $19.5 million in dividend payments and an increase of $3.7 million in payments for finance lease liabilities.

Contracted Charter Revenues and Days from Time Charters

The following table summarizes GasLog’s (including the vessels contributed or sold to GasLog Partners) contracted charter revenues and vessel utilization as of September 30, 2018.

	Contracted Charter Revenues and Days from Time Charters

	On and after October 1,	For the years ending December 31,
	2018	2019	2020	2021	2022	2023-2029	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)	129.8	548.0	475.0	424.3	401.7	1,400.4	3,379.2
Total contracted days(1)	1,767	7,421	6,463	5,536	5,110	18,018	44,315
Total available days(2)	2,362	9,874	10,697	11,865	12,045	83,031	129,874
Total unfixed days(3)	595	2,453	4,234	6,329	6,935	65,013	85,559
Percentage of total contracted days/total available days	74.8%	75.2%	60.4%	46.7%	42.4%	21.7%	34.1%

(1)      Reflects time charter revenues and contracted days for seven of our currently wholly owned ships, 12 of the 13 ships currently owned by the Partnership, the bareboat vessel and five of our seven newbuildings on order for which we have secured time charters. Does not include charter revenues for the vessels operating in the spot/short-term market under the Cool Pool agreement and the Methane Nile Eagle, in which we hold a 25% minority interest. Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled dry-docking (every five years); (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the terms of charters. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(2)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking. The available days for the vessels operating in the spot/short-term market are included.

(3)      Represents available days for ships after the expiration of existing charters (assuming charterers do not exercise any option to extend the terms of charters) and the available days for the vessels operating in the spot/short-term market.

Other than the assumptions reflected in the footnotes to the table, including our assumption that our newbuildings are delivered on schedule, the table does not reflect events occurring after September 30, 2018. The table reflects only our contracted charter revenues for the ships in our owned fleet and bareboat fleet for which we have secured time charters and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters, nor does it include other revenues we may earn, such as revenues for technical management of customer-owned ships. In particular, the table does not reflect any revenues from the six vessels that are operating in the Cool Pool, any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods. The entry into time charter contracts for the six vessels that are operating in the Cool Pool and any additional ships we may acquire, or the exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to the service elements of revenues. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 28, 2018. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

Significant Accounting Policies

For a description of all of our significant accounting policies, see Note 2 of our annual audited consolidated financial statements included in our Annual Report on Form 20-F filed on February 28, 2018 and Note 2 of our unaudited condensed consolidated financial statements included elsewhere in this report.

GASLOG LTD.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of financial position

As of December 31, 2017 and September 30, 2018

(Amounts expressed in thousands of U.S. Dollars)

	Note	December 31, 2017	September 30, 2018
Assets
Non-current assets
Goodwill		9,511	9,511
Investment in associates	4	20,800	21,123
Deferred financing costs		17,519	4,324
Other non-current assets		428	1,812
Derivative financial instruments	14	16,012	35,403
Tangible fixed assets	5	3,772,566	4,353,523
Vessels under construction	5	166,655	111,534
Vessel held under finance lease	5	214,329	208,699
Total non-current assets		4,217,820	4,745,929
Current assets
Trade and other receivables		10,706	17,068
Dividends receivable and other amounts due from related parties	8	8,666	14,191
Derivative financial instruments	14	2,199	8,478
Inventories		6,839	7,159
Prepayments and other current assets		4,569	4,593
Short-term investments		—	10,000
Cash and cash equivalents		384,092	293,854
Total current assets		417,071	355,343
Total assets		4,634,891	5,101,272
Equity and liabilities
Equity
Preference shares	12	46	46
Share capital	12	810	810
Contributed surplus	12	911,766	883,314
Reserves		18,347	20,134
Treasury shares	12	(6,960)	(4,424)
(Accumulated deficit)/ retained earnings		(5,980)	13,470
Equity attributable to owners of the Group		918,029	913,350
Non-controlling interests		845,105	1,007,686
Total equity		1,763,134	1,921,036
Current liabilities
Trade accounts payable		11,526	12,841
Ship management creditors		2,394	1,840
Amounts due to related parties	8	35	69
Derivative financial instruments	14	1,815	1,315
Other payables and accruals	11	93,418	98,567
Borrowings, current portion	7	179,367	182,709
Finance lease liability, current portion	6	6,302	6,579
Total current liabilities		294,857	303,920
Non-current liabilities
Borrowings, non-current portion	7	2,368,189	2,673,414
Finance lease liability, non-current portion	6	207,126	201,402
Other non-current liabilities		1,585	1,500
Total non-current liabilities		2,576,900	2,876,316
Total equity and liabilities		4,634,891	5,101,272

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars, except per share data)

		For the three months ended		For the nine months ended
	Note	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Revenues	9	131,242	158,398	389,457	429,700
Net pool allocation		2,041	3,882	3,361	19,493
Voyage expenses and commissions		(3,980)	(6,828)	(10,171)	(16,743)
Vessel operating and supervision costs		(29,569)	(31,948)	(86,891)	(98,964)
Depreciation	5	(34,447)	(39,341)	(102,606)	(113,683)
General and administrative expenses	10	(9,988)	(9,917)	(30,213)	(32,282)
Profit from operations		55,299	74,246	162,937	187,521
Financial costs	15	(34,709)	(43,908)	(104,311)	(122,505)
Financial income		644	1,057	1,779	3,367
Gain/(loss) on derivatives	15	3,137	7,368	(6,585)	26,306
Share of (loss)/profit of associates	4	(143)	498	704	1,325
Total other expenses, net		(31,071)	(34,985)	(108,413)	(91,507)
Profit for the period		24,228	39,261	54,524	96,014
Attributable to:
Owners of the Group		5,335	18,214	6,572	33,898
Non-controlling interests		18,893	21,047	47,952	62,116
		24,228	39,261	54,524	96,014

Earnings/(loss) per share – basic	18	0.03	0.19	(0.01)	0.33
Earnings/(loss) per share – diluted	18	0.03	0.19	(0.01)	0.32

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and nine months ended September 30, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Profit for the period		24,228	39,261	54,524	96,014
Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss	14	1,441	77	2,160	1,287
Recycled loss of cash flow hedges reclassified to profit or loss		—	—	4,368	—
Other comprehensive income for the period		1,441	77	6,528	1,287
Total comprehensive income for the period		25,669	39,338	61,052	97,301
Attributable to:
Owners of the Group		6,776	18,291	13,100	35,185
Non-controlling interests		18,893	21,047	47,952	62,116
		25,669	39,338	61,052	97,301

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of changes in equity

For the nine months ended September 30, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars)

	Share capital (Note 12)	Preference shares (Note 12)	Contributed surplus (Note 12)	Reserves	Treasury shares (Note 12)	(Accumulated deficit)/ retained earnings	Attributable to owners of the Group	Non - controlling interests	Total
Balance as of January 1, 2017	810	46	966,974	10,160	(10,861)	(21,486)	945,643	564,039	1,509,682
Net proceeds from GasLog Partners’ public offerings	—	—	—	—	—	—	—	269,708	269,708
Dividend declared (common and preference shares)	—	—	(41,401)	—	—	—	(41,401)	(46,844)	(88,245)
Share-based compensation, net of accrued dividend	—	—	—	3,149	—	—	3,149	—	3,149
Settlement of share-based compensation	—	—	—	(2,061)	2,212	—	151	—	151
Profit for the period	—	—	—	—	—	6,572	6,572	47,952	54,524
Other comprehensive income for the period	—	—	—	6,528	—	—	6,528	—	6,528
Total comprehensive income for the period	—	—	—	6,528	—	6,572	13,100	47,952	61,052
Balance as of September 30, 2017	810	46	925,573	17,776	(8,649)	(14,914)	920,642	834,855	1,755,497

Balance as of December 31, 2017	810	46	911,766	18,347	(6,960)	(5,980)	918,029	845,105	1,763,134
Opening adjustment(1)	—	—	—	(436)	—	190	(246)	—	(246)
Balance as of January 1, 2018	810	46	911,766	17,911	(6,960)	(5,790)	917,783	845,105	1,762,888
Net proceeds from GasLog Partners’ public offerings (Note 3)	—	—	—	—	—	—	—	165,151	165,151
Dividend declared (common and preference shares) (Notes 3 and 12)	—	—	(28,452)	—	—	(14,638)	(43,090)	(64,686)	(107,776)
Share-based compensation, net of accrued dividend (Note 17)	—	—	—	3,431	—	—	3,431	—	3,431
Settlement of share-based compensation	—	—	—	(2,495)	2,598	—	103	—	103
Treasury shares, net	—	—	—	—	(62)	—	(62)	—	(62)
Profit for the period	—	—	—	—	—	33,898	33,898	62,116	96,014
Other comprehensive income for the period	—	—	—	1,287	—	—	1,287	—	1,287
Total comprehensive income for the period	—	—	—	1,287	—	33,898	35,185	62,116	97,301
Balance as of September 30, 2018	810	46	883,314	20,134	(4,424)	13,470	913,350	1,007,686	1,921,036

(1)

Adjusted so as to reflect certain amendments introduced due to the adoption of IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments, which became effective on January 1, 2018 (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars)

	For the nine months ended
	September 30, 2017	September 30, 2018
Cash flows from operating activities:
Profit for the period	54,524	96,014
Adjustments for:
Depreciation	102,606	113,683
Share of profit of associates	(704)	(1,325)
Financial income	(1,779)	(3,367)
Financial costs	104,311	122,505
Unrealized foreign exchange (gain)/loss on cash and cash equivalents	(761)	137
Unrealized gain on derivative financial instruments held for trading, including ineffective portion of cash flow hedges (Note 15)	(2,034)	(23,878)
Recycled loss of cash flow hedges reclassified to profit or loss	4,368	—
Share-based compensation (Note 17)	3,492	3,865
	264,023	307,634
Movements in working capital	(5,523)	(18,246)
Cash provided by operations	258,500	289,388
Interest paid	(103,704)	(116,771)
Net cash provided by operating activities	154,796	172,617
Cash flows from investing activities:
Payments for tangible fixed assets, vessels under construction and vessel held under finance lease	(69,567)	(618,601)
Dividends received from associate	1,230	869
Return of contributed capital from associate	59	—
Other investments	(14,125)	(136)
Purchase of short-term investments	(37,244)	(46,000)
Maturity of short-term investments	33,000	36,000
Financial income received	1,654	3,237
Net cash used in investing activities	(84,993)	(624,631)
Cash flows from financing activities:
Proceeds from bank loans and bonds	280,000	498,225
Bank loans and bonds repayments	(371,987)	(180,792)
Payment of loan issuance costs	(6,245)	(7,363)
Proceeds from GasLog Partners’ public common unit offerings (net of underwriting discounts and commissions)	132,410	54,338
Proceeds from GasLog Partners’ preference unit offering (net of underwriting discounts and commissions)	139,222	111,544
Payment of equity raising costs	(1,216)	(929)
Payment for NOK bond repurchase at a premium	(1,459)	—
Payment for cross currency swaps’ termination	(20,603)	—
Purchase of treasury shares	—	(62)
Proceeds from stock options’ exercise	341	175
Dividends paid	(88,245)	(107,776)
Payments for finance lease liability	(1,781)	(5,447)
Net cash provided by financing activities	60,437	361,913
Effects of exchange rate changes on cash and cash equivalents	761	(137)
Increase/(decrease) in cash and cash equivalents	131,001	(90,238)
Cash and cash equivalents, beginning of the period	227,024	384,092
Cash and cash equivalents, end of the period	358,025	293,854

Non-cash investing and financing activities
Capital expenditures – net payable at the end of the period	4,557	19,954
Equity raising costs included in liabilities at the end of the period	713	166
Loan issuance costs included in liabilities at the end of the period	776	224

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Ltd. and its Subsidiaries

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2017 and 2018

(Amounts expressed in thousands of U.S. Dollars, except share and per share data)

1. Organization and Operations

GasLog Ltd. (“GasLog”) was incorporated in Bermuda on July 16, 2003. GasLog and its subsidiaries (the “Group”) are primarily engaged in the ownership, operation and management of vessels in the liquefied natural gas (“LNG”) market, providing maritime services for the transportation of LNG on a worldwide basis and LNG vessel management services. The Group conducts its operations through its vessel-owning subsidiaries and through its vessel management services subsidiary. The Group’s operations are carried out from offices in Piraeus, London, New York, Singapore and Monaco. The registered office of GasLog is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. GasLog’s chairman, Peter G. Livanos, is GasLog’s largest shareholder through his ownership of Ceres Shipping Ltd. (“Ceres Shipping”), which controls Blenheim Holdings Ltd. As of September 30, 2018, entities controlled by members of the Livanos family, including GasLog’s chairman, are deemed to beneficially own approximately 40.1% of GasLog’s issued and outstanding common shares. As a result of his ownership of GasLog’s common shares, Mr. Livanos can effectively control the outcome of most matters on which GasLog’s shareholders are entitled to vote.

As of September 30, 2018, GasLog held a 27.7% interest (including the 2% interest through general partner units) in GasLog Partners LP (“GasLog Partners” or the “Partnership”) and, as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies. Consequently, GasLog Partners is consolidated in the Group’s financial statements.

The accompanying unaudited condensed consolidated financial statements include the financial statements of GasLog and its subsidiaries. Unless indicated otherwise, the subsidiaries listed below are 100% held (either directly or indirectly) by GasLog. As of September 30, 2018, the Group’s structure is as follows:

	Place of	Date of		Cargo capacity
Name	incorporation	incorporation	Principal activities	(cbm)	Vessel	Delivery date
Subsidiaries:
GasLog Investments Ltd.	BVI	July 2003	Holding company	—	—	—
GasLog Carriers Ltd. (“GasLog Carriers”)	Bermuda	February 2008	Holding company	—	—	—
GasLog Shipping Company Ltd.	Bermuda	January 2006	Holding company	—	—	—
GasLog Partners GP LLC	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Cyprus Investments Ltd.	Cyprus	December 2016	Holding company	—	—	—
GasLog Services UK Ltd.	England and Wales	May 2014	Service company	—	—	—
GasLog Services US Inc.	Delaware	May 2014	Service company	—	—	—
GasLog Asia Pte Ltd.	Singapore	May 2015	Service company	—	—	—
GasLog LNG Services Ltd.	Bermuda	August 2004	Vessel management services	—	—	—
GasLog Monaco S.A.M.	Monaco	February 2010	Service company	—	—	—
GAS-one Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Savannah	May 2010
GAS-two Ltd.	Bermuda	February 2008	Vessel-owning company	155,000	GasLog Singapore	July 2010
GAS-six Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Skagen	July 2013
GAS-nine Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Saratoga	December 2014
GAS-ten Ltd.	Bermuda	June 2011	Vessel-owning company	155,000	GasLog Salem	April 2015
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Glasgow	June 2016
GAS-fifteen Ltd.	Bermuda	August 2013	Vessel-owning company	153,600	GasLog Chelsea	October 2013
GAS-eighteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Lydon Volney	April 2014
GAS-twenty two Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	GasLog Genoa	March 2018
GAS-twenty three Ltd.	Bermuda	May 2014	Vessel-owning company	174,000	Hull No. 2131	Q1 2019(1)
GAS-twenty four Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Houston	January 2018
GAS-twenty five Ltd.	Bermuda	June 2014	Vessel-owning company	174,000	GasLog Hong Kong	March 2018
GAS-twenty six Ltd.	Bermuda	January 2015	Finance lease asset company (2)	170,000	Methane Julia Louise	March 2015
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	170,000	Methane Becki Anne	March 2015
GAS-twenty eight Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2213(4)	Q2 2020(1)
GAS-twenty nine Ltd.	Bermuda	September 2016	Vessel-owning company	180,000	Hull No. 2212	Q3 2019(1)
GAS-thirty Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2262	Q3 2020(1)
GAS-thirty one Ltd.	Bermuda	December 2017	Vessel-owning company	180,000	Hull No. 2274	Q2 2020(1)
GAS-thirty two Ltd.	Bermuda	December 2017	Vessel-owning company	174,000	Hull No. 2300	Q4 2020(1)
GAS-thirty three Ltd.	Bermuda	May 2018	Vessel-owning company	174,000	Hull No. 2301	Q4 2020(1)
GAS-thirty four Ltd.	Bermuda	May 2018	Dormant	—	—	—
GasLog Shipping Limited	BVI	July 2003	Dormant	—	—	—
27.7% interest subsidiaries:
GasLog Partners LP	Marshall Islands	January 2014	Holding company	—	—	—
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Shanghai	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	155,000	GasLog Santiago	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	155,000	GasLog Sydney	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	GasLog Seattle	December 2013

GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	155,000	Solaris	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	174,000	GasLog Greece	March 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Geneva	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	174,000	GasLog Gibraltar	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Rita Andrea	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	145,000	Methane Jane Elizabeth	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Alison Victoria	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Shirley Elisabeth	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	145,000	Methane Heather Sally	June 2014
25% interest associate:
Egypt LNG Shipping Ltd.	Bermuda	May 2010	Vessel-owning company	145,000	Methane Nile Eagle	December 2007
20% interest associate:
Gastrade S.A. (“Gastrade”)	Greece	June 2010	Service company	—	—	—
50% joint venture:
The Cool Pool Limited (the “Cool Pool”) (3)	Marshall Islands	September 2015	Service company	—	—	—

____________

(1)	For newbuildings, expected delivery quarters as of September 30, 2018 are presented.
(2)	On February 24, 2016, GAS-twenty six Ltd. completed the sale and leaseback of the Methane Julia Louise with a subsidiary of Mitsui Co. Ltd. (“Mitsui”). Refer to Note 6.
(3)

On October 1, 2015, GasLog Carriers, Dynagas Ltd. (“Dynagas”) and Golar LNG Limited (“Golar”) (“Pool Owners”) and The Cool Pool Limited signed a LNG carrier pooling agreement (the “LNG Carrier Pool” or “Pool Agreement”) to market their vessels, which are currently operating in the LNG shipping spot market.

As of September 30, 2018, the LNG Carrier Pool – named the “Cool Pool” – consists of 16 modern, high quality and essentially equivalent vessels powered by fuel efficient tri-fuel diesel electric (“TFDE”) propulsion technology. The participation of the Pool Owners’ vessels in the Cool Pool is as follows: GasLog: six vessels; and Golar: ten vessels. Each vessel owner continues to be fully responsible for the staffing and technical management of their respective vessels. For the operation of the Cool Pool, a Marshall Islands service company named “The Cool Pool Limited” or the “Pool Manager”, was incorporated in September 2015 acting as an agent. In June and July 2018, Dynagas removed its three vessels from the Cool Pool and ceased to be a shareholder. In addition, as of September 30, 2018, GasLog Skagen was substituted for the GasLog Saratoga in the Cool Pool.

(4)

On January 12, 2018, GasLog entered into a shipbuilding contract with Samsung Heavy Industries Co. Ltd. (“Samsung”) for the construction of a 180,000 cbm GTT Mark III Flex LNG Carrier with LP-2S propulsion (Hull No. 2213) that is scheduled to be delivered in the second quarter of 2020. This vessel will be chartered to Centrica for an initial period of approximately seven years. The 180,000 cbm GTT Mark III Flex Plus LNG Carrier with LP-2S propulsion (Hull No. 2212) to be delivered in the third quarter of 2019 is currently without charter.

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and, therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2017 filed with the SEC on February 28, 2018. On October 31, 2018 GasLog’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2017 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of all of the subsidiaries in the Group because their vessels operate in international shipping markets in which revenues and expenses are primarily settled in USD, and the Group’s most significant assets and liabilities are paid for and settled in USD.

The financial statements are prepared on the historical cost basis, except for the revaluation of derivative financial instruments. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended December 31, 2017, except for the changes resulting from the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers (as discussed below).

Management anticipates that the Group’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. The Group may also seek to raise additional common or other forms of equity. Management believes that these sources of funds will be sufficient for the Group to meet its liquidity needs and comply with its financial covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was effective for annual periods beginning on or after January 1, 2018 and was applied by the Group using the modified retrospective approach. The adoption of the standard as of January 1, 2018 resulted in an increase of $246 on the Group’s Accumulated deficit and an increase of the same amount on the Group’s Other payables and accruals under the modified retrospective approach, as a result of the reassessment of the timing of the performance obligations in relation to positioning and repositioning fees and associated expenses.

The Group assessed that under a time charter arrangement, the hire rate per the charter agreement has two components: the lease component and the service component relating to the vessel operating costs. The revenue in relation to the lease component of the agreements is accounted for under the leases standard. The revenue in relation to the service component relates to vessel operating expenses which include expenses that are paid by the vessel owner such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses. These costs are essential to operating a charter and the charterers receive the benefit of these when the vessel is used during the contracted time and, therefore, these costs will be accounted for in accordance with the requirements of IFRS 15 Revenue from Contracts with Customers.

In relation to short-term charters under the Cool Pool, management believes mobilization of a vessel from a previous port of discharge to a subsequent port of loading does not result in a separate benefit for charterers and that the activity is thus incapable of being distinct. This activity is considered to be a required set-up activity to fulfil the contract. On that basis, it was concluded that positioning and repositioning fees and associated expenses should be recognized over the period of the contract, and not at a certain point in time.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

When an entity first applies IFRS 9 Financial Instruments, it may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 Financial Instruments, Recognition and Measurement, instead of the requirements in Chapter 6 of IFRS 9 Financial Instruments. An entity shall apply that policy to all of its hedging relationships. The Group has selected to apply hedge accounting under IFRS 9 Financial Instruments.

The Group has elected to take the transition relief as provided by IFRS 9.7.2.15 which permits an entity not to restate prior periods on initial application of IFRS 9 Financial Instruments and any adjustments to be made in the current year. The adoption of this standard as of January 1, 2018 resulted in a decrease of $436 on the Group’s Accumulated deficit and an equal decrease on the Group’s Reserves, as a result of the change in the accounting for the currency basis element of the cross-currency swaps (“CCS”) to flow directly to the statement of profit or loss.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet effective:

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management has elected not to adopt early, and it anticipates that the implementation of this standard will not have a material impact on the Group’s consolidated financial statements, since the changes for lessors are fairly minor and the Group’s lessee obligations are not significant.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material to the Group’s unaudited condensed consolidated financial statements.

3. Non-controlling Interest in GasLog Partners

On January 17, 2018, GasLog Partners completed a public offering of 4,600,000 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Partnership’s Series B Preference Units”), including 600,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Partnership’s Series B Preference Units, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $111,194. The Partnership’s Series B Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR B”.

In addition, under the Partnership’s At-the-Market Common Units Equity Offering Programme (the “ATM Programme”), GasLog Partners has issued and received payment for a total of 2,294,795 additional common units during the second and third quarters of 2018, with cumulative gross proceeds of $54,338 at a weighted average price of $23.68 per common unit for total net proceeds of $53,957 after broker commissions of $185 and other expenses of $196.

The profit allocation to non-controlling interests is based on the distribution policy for available cash stated in the Partnership Agreement and is illustrated in the table below:

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution		General	Holders of
	Target Amount	Unitholders	Partner	IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%

First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

Allocation of GasLog Partners’ profit(*)	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Partnership’s profit attributable to:
Common unitholders	20,941	21,127	53,014	62,279
Subordinated unitholders	N/A	N/A	5,085	N/A
General partner	443	436	1,220	1,324
Incentive distribution rights (“IDRs”)	815	250	1,711	2,618
Paid and accrued preference equity distributions	3,100	5,457	4,649	15,952
Total	25,299	27,270	65,679	82,173
Partnership’s profit allocated to GasLog	6,406	6,223	17,727	20,057
Partnership’s profit allocated to non-controlling interests	18,893	21,047	47,952	62,116
Total	25,299	27,270	65,679	82,173

* Excludes profits of GAS-eleven Ltd., GAS-thirteen Ltd., GAS-eight Ltd. and GAS-fourteen Ltd. for the period prior to their transfers to the Partnership on May 3, 2017, July 3, 2017, October 20, 2017 and April 26, 2018, respectively.

Dividends declared attributable to non-controlling interests included in the unaudited condensed consolidated statements of changes in equity represent cash distributions to holders of common and preference units.

In the nine months ended September 30, 2018, the board of directors of the Partnership approved and declared cash distributions of $49,153 and $15,533 per common unit and preference unit, respectively held by non-controlling interests.

4. Investment in Associates

The movements in investment in associates are reported in the following table:

September 30, 2018
As of January 1, 2018	20,800
Additions	136
Share of profit of associates	1,325
Dividend declared	(1,138)
As of September 30, 2018	21,123

On February 9, 2017, GasLog acquired a 20% shareholding in Gastrade, a private limited company licensed to develop an independent natural gas system offshore Alexandroupolis in Northern Greece utilizing a floating storage and regasification unit (“FSRU”) along with other fixed infrastructure. GasLog, as well as being a shareholder, will provide operations and maintenance (“O&M”) services for the FSRU through an O&M agreement which was signed on February 23, 2018.

5. Tangible Fixed Assets, Vessels Under Construction and Vessel Held Under Finance Lease

The movements in tangible fixed assets, vessels under construction and vessel held under finance lease are reported in the following table:

	Vessels	Office property and other tangible assets	Total tangible fixed assets	Vessels under construction	Vessel held under finance lease
Cost
As of January 1, 2018	4,217,866	19,224	4,237,090	166,655	228,523
Additions	45,308	3,882	49,190	586,206	143
Transfer from vessels under construction	639,677	—	639,677	(639,677)	—
Transfer under “Other non-current assets”	—	—	—	(1,650)	—
Fully amortized fixed assets	(7,500)	(117)	(7,617)	—	—
As of September 30, 2018	4,895,351	22,989	4,918,340	111,534	228,666

Accumulated depreciation
As of January 1, 2018	460,815	3,709	464,524	—	14,194

Depreciation expense	107,293	617	107,910	—	5,773
Fully amortized fixed assets	(7,500)	(117)	(7,617)	—	—
As of September 30, 2018	560,608	4,209	564,817	—	19,967

Net book value
As of December 31, 2017	3,757,051	15,515	3,772,566	166,655	214,329
As of September 30, 2018	4,334,743	18,780	4,353,523	111,534	208,699

Vessels with an aggregate carrying amount of $4,334,743 as of September 30, 2018 (December 31, 2017: $3,757,051) have been pledged as collateral under the terms of the Group’s loan agreements.

In May 2014, GAS-twenty two Ltd. entered into a shipbuilding contract with Samsung for the construction of an LNG carrier (174,000 cubic meters). The vessel (GasLog Genoa) was delivered on March 29, 2018.

In June 2014, GAS-twenty four Ltd. and GAS-twenty five Ltd. entered into shipbuilding contracts with Hyundai Heavy Industries Co., Ltd. (“Hyundai”) for the construction of two LNG carriers (174,000 cubic meters each). The first vessel, the GasLog Houston, was delivered on January 8, 2018, while the second vessel, the GasLog Hong Kong, was delivered on March 20, 2018.

Vessels under construction

In May 2014, GAS-twenty three Ltd. entered into a shipbuilding contract with Samsung for the construction of an LNG carrier (174,000 cubic meters). The vessel is expected to be delivered in the first quarter of 2019.

In September 2016, GAS-twenty nine Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the third quarter of 2019.

On March 21, 2017, GasLog entered into a Heads of Agreement (“HOA”) with Samsung for the engineering in relation to the potential FSRU conversion of an existing vessel of the Group. As of September 30, 2018, $3,400 of the cost was paid, in accordance with the payment terms.

On July 10, 2017, GasLog entered into an agreement with Keppel Shipyard Limited (“Keppel”) for the detailed engineering in relation to an FSRU conversion of one vessel. As of September 30, 2018, $6,181 of the cost was paid, in accordance with the payment terms.

In January 2018, GAS-twenty eight Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the second quarter of 2020.

In March 2018, GAS-thirty one Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the second quarter of 2020.

In May 2018, GAS-thirty Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (180,000 cubic meters). The vessel is expected to be delivered in the third quarter of 2020.

In August 2018, GAS-thirty two Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (174,000 cubic meters). The vessel is expected to be delivered in the fourth quarter of 2020.

In August 2018, GAS-thirty three Ltd. entered into a shipbuilding contract with Samsung for the construction of one LNG carrier (174,000 cubic meters). The vessel is expected to be delivered in the fourth quarter of 2020.

Vessels under construction represent scheduled advance payments to the shipyards as well as certain capitalized expenditures. As of September 30, 2018, the Group has paid to the shipyard $105,516 for the vessels that are under construction and expects to pay the remaining installments as they come due upon each vessel’s keel laying, launching and delivery (Note 13).

The vessels under construction costs as of December 31, 2017 and September 30, 2018 are as follows:

	December 31, 2017	September 30, 2018
Progress shipyard installments	153,116	105,804
Onsite supervision costs	10,570	4,940
Critical spare parts, equipment and other vessel delivery expenses	2,969	790
Total	166,655	111,534

6. Sale and Leaseback

An analysis of the finance lease liabilities is as follows:

	December 31, 2017	September 30, 2018
Finance lease liability, current portion	6,302	6,579
Finance lease liability, non-current portion	207,126	201,402
Total	213,428	207,981

7. Borrowings

An analysis of the borrowings is as follows:

	December 31, 2017	September 30, 2018
Amounts due within one year	188,167	193,709
Less: unamortized deferred loan/bond issuance costs	(8,800)	(11,000)
Borrowings, current portion	179,367	182,709
Amounts due after one year	2,399,849	2,712,747
Less: unamortized deferred loan/bond issuance costs	(31,660)	(39,333)
Borrowings, non-current portion	2,368,189	2,673,414
Total	2,547,556	2,856,123

Bank Loans

The main terms of the Group’s loan facilities in existence as of December 31, 2017 have been disclosed in Note 13 “Borrowings” of the annual audited consolidated financial statements for the year ended December 31, 2017. During the nine months ended September 30, 2018, the Group drew down $498,225 to partially finance the deliveries of the GasLog Houston, the GasLog Hong Kong and the GasLog Genoa, and repaid $151,042 in accordance with the repayment terms under its loan facilities. In addition, the Group, through GasLog Partners, prepaid in full the $29,750 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

The carrying amount of the Group’s bank debt recognized in the unaudited condensed consolidated financial statements approximates its fair value after adjusting for the unamortized loan/bond issuance costs.

Bonds

The main terms of the Group’s senior unsecured NOK bonds maturing in 2021 (the “NOK 2021 Bonds”) have been disclosed in the annual audited consolidated financial statements for the year ended December 31, 2017. Refer to Note 13 “Borrowings”.

The carrying amount under the NOK 2021 Bonds, net of unamortized financing costs, as of September 30, 2018 is $90,979 (December 31, 2017: $89,723) while their aggregate fair value is $97,987 based on a USD/NOK exchange rate of 0.1227 as of September 30, 2018 (December 31, 2017: $97,416, based on a USD/NOK exchange rate of 0.1213).

The Group was in compliance with its financial covenants as of September 30, 2018.

8. Related Party Transactions

The Group has the following balances with related parties which have been included in the unaudited condensed consolidated statements of financial position:

Current Assets

Dividends receivable and other amounts due from related parties

	December 31, 2017	September 30, 2018
Dividends receivable from associate	125	394
Due from The Cool Pool Limited	8,186	13,737
Other receivables	355	60
Total	8,666	14,191

Current Liabilities

Amounts due to related parties

	December 31, 2017	September 30, 2018
Ship management creditors	993	396
Amounts due to related parties	35	69

Ship management creditors’ liability is comprised of cash collected from Egypt LNG Shipping Ltd. to cover the obligations of its vessel under the Group’s management.

Amounts due to related parties of $69 as of September 30, 2018 (December 31, 2017: $35) are expenses paid by a related party on behalf of the Group and payables to other related parties for the office lease and other operating expenses.

9. Revenues from Contracts with Customers

The Group has recognized the following amounts relating to revenues:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Revenues from time charters	122,703	132,280	364,986	384,747
Revenues from The Cool Pool Limited (GasLog vessels)	8,146	25,947	23,524	44,399
Revenues from vessel management services	393	171	947	554
Total	131,242	158,398	389,457	429,700

Revenues from The Cool Pool Limited relate to revenues received from GasLog’s vessels operating in the Cool Pool and do not include the net pool allocation to GasLog of $3,882 and $19,493 for the three and nine months ended September 30, 2018, respectively ($2,041 and $3,361 for the three and nine months ended September 30, 2017, respectively).

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Employee costs	4,714	4,893	14,328	16,521
Board of directors’ fees	562	622	1,665	1,966
Share-based compensation	1,257	1,350	3,492	3,865
Rent and utilities	542	583	1,686	1,669
Travel and accommodation	374	231	1,424	1,264
Legal and professional fees	1,849	1,223	5,804	4,549
Foreign exchange differences, net	65	149	26	(92)
Other expenses	625	866	1,788	2,540
Total	9,988	9,917	30,213	32,282

11. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2017	September 30, 2018
Social contributions	1,244	770
Unearned revenue	34,926	26,571
Accrued legal and professional fees	1,567	1,072
Accrued board of directors’ fees	577	622
Accrued employee costs	5,494	5,231
Accrued off-hire	5,284	5,616
Accrued crew costs	4,027	4,555
Accrued purchases	4,227	19,763
Accrued financing costs	1,984	455
Accrued interest	27,851	22,530
Accrued payable to charterers	4,179	9,009
Other accruals	2,058	2,373
Total	93,418	98,567

12. Share Capital and Preference Shares

GasLog’s authorized share capital consists of 500,000,000 shares with a par value of $0.01 per share.

As of September 30, 2018, the share capital consisted of 80,815,956 issued and outstanding common shares, par value $0.01 per share, 177,170 treasury shares issued and held by GasLog and 4,600,000 preference shares issued and outstanding. The movements in the number of shares, the share capital, the preference shares, the contributed surplus and the treasury shares are reported in the following table:

	Number of Shares			Amounts
	Number of	Number of
	Common Shares	Treasury Shares	Number of Preference Shares	Share capital	Preference Shares	Contributed Surplus	Treasury Shares
Outstanding as of January 1, 2018	80,717,885	275,241	4,600,000	810	46	911,766	(6,960)

Treasury shares, net	(2,818)	2,818	—	—	—	—	(62)
Treasury shares distributed for awards vested or exercised in the period	100,889	(100,889)	—	—	—	—	2,598
Dividends declared deducted from Contributed surplus due to accumulated deficit	—	—	—	—	—	(28,452)	—
Outstanding as of September 30, 2018	80,815,956	177,170	4,600,000	810	46	883,314	(4,424)

The treasury shares were acquired by GasLog in 2014 and 2018 in relation to the share-based compensation (Note 17).

Dividend distributions

On February 15, 2018, the board of directors declared a quarterly cash dividend of $0.14 per common share, which was paid on March 15, 2018 to shareholders of record as of March 5, 2018 for a total amount of $11,300.

On March 8, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in aggregate, payable on April 2, 2018 to holders of record as of March 29, 2018. GasLog paid the declared dividend to the transfer agent on March 29, 2018.

On May 3, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on May 24, 2018 to shareholders of record as of May 14, 2018 for a total amount of $12,120.

On May 11, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in aggregate, payable on July 2, 2018 to holders of record as of June 29, 2018. GasLog paid the declared dividend to the transfer agent on June 28, 2018.

On August 1, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share, which was paid on August 23, 2018 to shareholders of record as of August 13, 2018 for a total amount of $12,122.

On September 13, 2018, the board of directors declared a dividend on the Series A Preference Shares of $0.546875 per share, or $2,516 in aggregate, payable on October 1, 2018 to holders of record as of September 28, 2018. GasLog paid the declared dividend to the transfer agent on September 28, 2018.

13. Commitments and Contingencies

(a) As of September 30, 2018, the Group had the following commitments as lessee relating to buildings under operating leases:

Period	September 30, 2018
Not later than one year	1,348
Later than one year and not later than three years	2,495
Later than three years and not later than five years	1,955
More than five years	810
Total	6,608

(b) Commitments relating to the vessels under construction (Note 5) as of September 30, 2018 payable to Samsung were as follows:

Period	September 30, 2018
Not later than one year	448,615
Later than one year and not later than three years	773,240
Total	1,221,855

Also, pursuant to a Heads of Agreement entered into by GAS-twenty two Ltd. and GAS-twenty three Ltd. with Methane Services Limited (“MSL”), a subsidiary of Shell, on March 8, 2016, the GasLog entities declared their options with Samsung to install Air Liquide Advanced Technologies (“ALAT”) reliquefaction plants onboard the vessels. MSL agreed to reimburse 50% of such cost per vessel, resulting in an aggregate commitment to pay $3,200 per vessel to GasLog after the installation has been completed. In the event the ALAT reliquefaction plants do not meet certain specified performance criteria during operation, GasLog will have an obligation to pay to MSL a daily compensation amount per vessel, which obligation will in whole or in part be satisfied by certain obligations of the manufacturers incurred for failure to meet the specified performance criteria. The amount of $3,200 relating to GAS-twenty two Ltd. was included in Trade and other receivables since the ALAT reliquefaction plant installation has been completed.

(c)     Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation, including a vessel under a finance lease (Note 6), as of September 30, 2018 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	September 30, 2018
Not later than one year	415,881
Later than one year and not later than three years	601,103
Later than three years and not later than five years	427,668
More than five years	448,938
Total	1,893,590

Future gross minimum lease payments disclosed in the above table excludes the lease payments of the vessels that are under construction.

(d)     In April and May 2017, GasLog LNG Services Ltd. entered into agreements in relation to some of the Group’s vessels with the aim of enhancing their operational performance. Commitments relating to these agreements, without including additional estimated costs for which no agreement had been signed as of September 30, 2018, are as follows:

Period	September 30, 2018
Not later than one year	2,324
Total	2,324

(e)     Related to the acquisition of six vessels from a subsidiary of MSL in 2014 and another two vessels in 2015, the Group is committed to purchase depot spares from MSL with an aggregate value of $8,000 of which depot spares with value of $660 have been purchased and paid for as of September 30, 2018 and are included in Tangible fixed assets (Note 5). The remaining spares are expected to be acquired before the end of the initial term of the charter party agreements.

(f)      On November 2, 2015, a letter agreement between GasLog and MSL was signed reimbursing MSL the sum of $2,654 for value as of November 1, 2015, adjusted for future value through January 2020 up to $3,801, allowing for the future use of the reimbursement amount against the funding of specific MSL projects, such as costs associated with change orders on LNG newbuildings and or modifications of existing vessels as agreed between the parties. As of September 30, 2018, the outstanding commitment is $1,196.

(g)     On October 11, 2016, GasLog LNG Services Ltd. entered into an agreement whereby it has access to all long lead items (“LLIs”) necessary for the conversion of a GasLog LNG carrier vessel into an FSRU whereby such conversion work would be undertaken by Keppel. GasLog is only obligated to pay for such LLIs if utilized for a GasLog vessel conversion or, if the same have not been utilized in a GasLog vessel conversion within three years from November 2016, the items may be put to GasLog at 110% of the original cost, or GasLog may call for the purchase of such LLIs at a discounted price of 85% of the original cost.

(h)    On July 10, 2017, GasLog entered into an agreement with Keppel for the detailed engineering in relation to an FSRU conversion of one vessel. The commitment relating to this agreement as of September 30, 2018 is as follows:

Period	September 30, 2018
Not later than one year	1,894
Total	1,894

(i)        In September 27, 2017 (and in addition to the seven existing maintenance agreements signed in 2014 in relation to GasLog vessels), GasLog LNG Services Ltd. entered into further maintenance agreements with Wartsila Greece S.A. (“Wartsila”) in respect of eight GasLog LNG carriers. The agreements cover the renewal of existing maintenance agreements on four GasLog vessels and extend the servicing to four additional LNG carriers. On July 1, 2018, GasLog LNG Services Ltd. entered into maintenance agreements with Wartsila in respect of seven additional GasLog LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

14. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2017	September 30, 2018
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	11,535	37,513
Forward foreign exchange contracts	2,123	298
Derivative assets designated and effective as hedging instruments carried at fair value

Cross currency swaps	4,553	6,070
Total	18,211	43,881
Derivative financial instruments, current assets	2,199	8,478
Derivative financial instruments, non-current assets	16,012	35,403
Total	18,211	43,881

The fair value of the derivative liabilities is as follows:

	December 31, 2017	September 30, 2018
Derivative liabilities designated and effective as hedging instruments carried at fair value
Cross currency swaps	605	162
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,210	—
Forward foreign exchange contracts	—	1,153
Total	1,815	1,315
Derivative financial instruments, current liability	1,815	1,315
Total	1,815	1,315

Interest rate swap agreements

The Group enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge economically a portion of the Group’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the bank counterparty effects quarterly floating-rate payments to the Group for the notional amount based on the USD LIBOR, and the Group effects quarterly payments to the bank on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2017	September 30, 2018
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2020	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2021	1.98%	66,667	66,667
GasLog	Deutsche Bank AG	July 2016	July 2016	July 2022	1.98%	66,667	66,667
GasLog	DNB Bank ASA (“DNB”)	July 2016	July 2016	July 2020	1.784%	73,333	73,333
GasLog (1)	DNB	July 2016	July 2016	July 2021	1.729%	73,333	—
GasLog	DNB	July 2016	July 2016	July 2022	1.719%	73,333	73,333
GasLog (3)	HSBC Bank plc (“HSBC”)	July 2016	July 2016	July 2020	1.896%	33,333	—
GasLog (3)	HSBC	July 2016	July 2016	July 2021	1.818%	33,333	—
GasLog	HSBC	July 2016	July 2016	July 2022	1.79%	33,333	33,333
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2020	1.905%	66,667	66,667
GasLog (2)	Nordea Bank Finland	July 2016	July 2016	July 2021	1.84%	66,667	—
GasLog	Nordea Bank Finland	July 2016	July 2016	July 2022	1.815%	66,667	66,667
GasLog	Skandinavinska Enskilda Banken AB (“SEB”)	July 2016	July 2016	July 2020	1.928%	50,000	50,000
GasLog	SEB	July 2016	July 2016	July 2021	1.8405%	50,000	50,000
GasLog (3)	SEB	July 2016	July 2016	July 2022	1.814%	50,000	—
GasLog	HSBC	Feb 2017	Feb 2017	Feb 2022	2.005%	100,000	100,000
GasLog	Nordea Bank Finland	Feb 2017	Feb 2017	Mar 2022	2.0145%	100,000	100,000
GasLog	ABN Amro Bank NV (“ABN”)	Feb 2017	Feb 2017	Mar 2022	2.003%	100,000	100,000
GasLog (4)	Nordea Bank Finland	May 2018	July 2020	July 2026	3.070%	—	N/A
GasLog (2)	Nordea Bank Finland	May 2018	May 2018	July 2026	2.562%	—	66,667
GasLog (4)	SEB	May 2018	July 2020	July 2024	3.025%	—	N/A
GasLog (3)	SEB	May 2018	Apr 2018	July 2025	2.300%	—	50,000
GasLog (4)	DNB	May 2018	July 2020	July 2024	3.056%	—	N/A
GasLog (1)	DNB	May 2018	July 2018	July 2025	2.472%	—	73,333
GasLog (3)	HSBC	May 2018	Apr 2018	July 2024	2.475%	—	33,333
GasLog (3)	HSBC	May 2018	Apr 2018	July 2025	2.550%	—	33,333
GasLog (4)	Citibank Europe Plc. (“CITI”)	May 2018	July 2020	July 2024	3.082%	—	N/A
GasLog (4)	CITI	May 2018	July 2021	July 2025	3.095%	—	N/A
					Total	1,170,000	1,170,000

(1)  In May 2018, the Group terminated an interest rate swap originally maturing in July 2021 with an effective date of July 2018. This swap was subsequently replaced with a new swap of the same notional amount of $73,333 with an effective date of July 2018 and a new maturity date of July 2025.

(2)  Effective May 2018, the Group terminated the interest rate swap originally maturing in July 2021 and replaced it with a new swap of the same notional amount of $66,667 maturing in July 2026.

(3)  Effective May 2018, the Group terminated the interest rate swap with SEB originally maturing in July 2022 and replaced with a new swap of the same notional amount of $50,000 with an effective date of April 2018 and a new maturity date of July 2025. In addition, in May 2018, the Group terminated the interest rate swap agreements with HSBC with an aggregate notional value of $66,666 and entered into new agreements of the same notional amounts with an effective date April 2018.

(4) In May 2018, the Group entered into new interest rate swap agreements with various counterparties with an aggregate notional value of $250,000, with effective dates in July 2020 and July 2021, maturing between 2024 and 2026.

The derivative instruments listed above were not designated as cash flow hedging instruments. The change in the fair value of these contracts for the three and nine months ended September 30, 2018 amounted to a net gain of $7,037 and net gain of $27,188, respectively (for the three and nine months ended September 30, 2017: a net gain of $2,444 and net loss of $696, respectively), which was recognized against profit or loss in the period incurred and is included in Loss/gain on swaps. During the three and nine months ended September 30, 2018, the net gain of $7,037 and the net gain of $27,188 derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower/higher than the agreed fixed interest rates resulting in an increase/decrease in derivative liabilities from interest rate swaps held for trading.

Cross currency swap agreements (“CCS”)

The Group enters into CCS which convert the floating interest rate exposure and the variability of the USD functional currency equivalent cash flows into a fixed interest rate and principal on maturity, in order to hedge the Group’s exposure to fluctuations deriving from its NOK 2021 Bonds.

The principal terms of the CCS designated as cash flow hedging instruments are as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2017	September 30, 2018
GasLog	DNB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	SEB	June 2016	June 2016	May 2021	8.59%	30,050	30,050
GasLog	Nordea Bank Finland	June 2016	June 2016	May 2021	8.59%	30,050	30,050
					Total	90,150	90,150

For the three and nine months ended September 30, 2018, the effective portion of changes in the fair value of CCS amounting to a loss of $130 and a gain of $1,998 has been recognized in Other comprehensive income (for the three and nine months ended September 30, 2017: a gain of $6,438 and $10,146). For the three and nine months ended September 30, 2018, a loss of $136 and $295, respectively, was recycled to profit or loss representing the realized loss on CCS in relation to the interest expenses component of the hedge (for the three and nine months ended September 30, 2017: a gain of $97 and a loss of $430, respectively). Additionally, for the three and nine months ended September 30, 2018, a gain of $71 and a loss of $1,006, was recognized in Other comprehensive income in relation to the retranslation of the NOK Bonds in USD as of September 30, 2018 (for the three and nine months ended September 30, 2017: a loss of $4,900 and $8,416, respectively).

Forward foreign exchange contracts

The Group uses forward foreign exchange contracts to mitigate foreign exchange transaction exposures in British Pounds Sterling (“GBP”) and Euros (“EUR”). Under these forward foreign exchange contracts, the bank counterparty will effect fixed payments in GBP or EUR to the Group and the Group will effect fixed payments in USD to the bank counterparty on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Number of Contracts	Settlement Dates	Fixed Exchange Rate (USD/GBP)	Total Exchange Amount (in thousands)
GasLog	SEB	August 2017	3	October-December 2018	1.3042	£900
GasLog	SEB	August 2018	3	January-March 2019	1.2860	£1,200
					Total	£2,100

Company	Counterparty	Trade Date	Number of Contracts	Settlement Dates	Fixed Exchange Rate (USD/EUR)	Total Exchange Amount (in thousands)
GasLog	Nordea Bank Finland	August 2017	3	October-December 2018	1.1986	€2,250
GasLog	SEB	August 2017	3	October-December 2018	1.1966	€3,000
GasLog	Citibank	November 2017	1	October 2018	1.2099	€2,000
GasLog	Citibank	November 2017	1	November 2018	1.2123	€2,000
GasLog	Citibank	November 2017	1	December 2018	1.2148	€2,000
GasLog	Citibank	May 2018	1	October 2018	1.1844	€1,000
GasLog	Citibank	May 2018	1	November 2018	1.1875	€1,000

GasLog	Citibank	May 2018	1	December 2018	1.1905	€1,000
GasLog	SEB	May 2018	3	October-December 2018	1.1831	€3,000
GasLog	HSBC	May 2018	3	October-December 2018	1.1847	€1,500
GasLog	Citibank	May 2018	1	January 2019	1.1954	€2,500
GasLog	Citibank	May 2018	1	February 2019	1.1983	€2,500
GasLog	Citibank	May 2018	1	March 2019	1.2012	€2,500
GasLog	SEB	May 2018	3	January-March 2019	1.1984	€7,500
GasLog	ABN	June 2018	1	April 2019	1.1903	€2,500
GasLog	ABN	June 2018	1	May 2019	1.1936	€2,500
GasLog	ABN	June 2018	1	June 2019	1.1968	€2,500
GasLog	DNB	June 2018	1	April 2019	1.1910	€2,500
GasLog	DNB	June 2018	1	May 2019	1.1943	€2,500
GasLog	DNB	June 2018	1	June 2019	1.1975	€2,500
GasLog	Nordea Bank Finland	August 2018	1	July 2019	1.1715	€2,500
GasLog	Nordea Bank Finland	August 2018	1	September 2019	1.1784	€5,000
GasLog	DNB	August 2018	1	July 2019	1.1711	€2,500
GasLog	DNB	August 2018	1	August 2019	1.1747	€5,000
					Total	€63,750

The derivative instruments listed above were not designated as cash flow hedging instruments as of September 30, 2018. The change in the fair value of these contracts for the three and nine months ended September 30, 2018 amounted to a net loss of $62 and $2,978, respectively (for the three and nine months ended September 30, 2017: net gain of $762 and $2,730, respectively), which was recognized against profit or loss in the period incurred and is included in Loss/gain on derivatives.

15. Financial Costs and Gain/(Loss) on Derivatives

An analysis of financial costs and gain/(loss) on derivatives is as follows:

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Amortization and write off of deferred loan/bond issuance costs and premium	(2,898)	(3,239)	(9,335)	(9,383)
Interest expense on loans	(21,100)	(30,068)	(64,681)	(81,331)
Interest expense on bonds and realized loss on cross-currency swaps	(7,526)	(7,526)	(19,497)	(22,441)
Finance lease charge	(2,731)	(2,641)	(8,167)	(7,903)
Loss arising on NOK bond repurchase at a premium	—	—	(1,459)	—
Other financial costs	(454)	(434)	(1,172)	(1,447)
Total	(34,709)	(43,908)	(104,311)	(122,505)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2018	September 30, 2017	September 30, 2018
Unrealized gain on derivative financial instruments held for trading (Note 14)	3,206	6,975	2,034	24,210
Realized (loss)/gain on interest rate swaps held for trading	(1,815)	675	(6,192)	1,065
Recycled loss of cash flow hedges reclassified to profit or loss	—	—	(4,368)	—
Realized gain/(loss) on forward foreign exchange contracts held for trading	1,746	(480)	1,941	1,363
Ineffective portion of cash flow hedges	—	198	—	(332)
Total gain/(loss) on derivatives	3,137	7,368	(6,585)	26,306

16. Cash Flow Reconciliations

The reconciliation of the Group’s non-cash investing and financing activities for the period ended September 30, 2018 is presented in the tables below:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Other comprehensive income	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2018	2,547,556	—	—	—	—	2,547,556

Proceeds from bank loans and bonds	—	498,225	—	—	—	498,225
Bank loan and bond repayments	—	(180,792)	—	—	—	(180,792)
Additions in deferred loan fees	—	(7,363)	—	1,302	(13,195)	(19,256)
Amortization of deferred loan issuance costs and premium (Note 15)	—	—	—	9,383	—	9,383
Retranslation of the NOK Bonds in U.S. dollars	—	—	1,007	—	—	1,007
Borrowings outstanding as of September 30, 2018	2,547,556	310,070	1,007	10,685	(13,195)	2,856,123

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Other comprehensive income	Non-cash items	Total
Net derivative assets as of January 1, 2018	16,396	—	—	16,396
Unrealized gain on derivative financial instruments held for trading (Note 15)	—	—	24,210	24,210
Ineffective portion of cash flow hedges (Note 15)	—	—	(332)	(332)
Effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments	—	2,292	—	2,292
Net derivative assets as of September 30, 2018	16,396	2,292	23,878	42,566

A reconciliation of tangible fixed assets, vessels under construction and vessel held under finance lease arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Tangible fixed assets, vessels under construction and vessel held under finance lease as of January 1, 2018	4,153,550	—	—	4,153,550
Additions (Note 5)	—	618,601	16,938	635,539
Transfer under “Other non-current assets”	—	—	(1,650)	(1,650)
Depreciation expense (Note 5)	—	—	(113,683)	(113,683)
Tangible fixed assets, vessels under construction and vessel held under finance lease as of September 30, 2018	4,153,550	618,601	(98,395)	4,673,756

A reconciliation of finance lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Finance lease liabilities as of January 1, 2018	213,428	—	—	213,428
Finance lease charge (Note 15)	—	—	7,903	7,903
Payments for interest	—	(7,903)	—	(7,903)
Payments for finance lease liability	—	(5,447)	—	(5,447)
Finance lease liabilities as of September 30, 2018	213,428	(13,350)	7,903	207,981

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from GasLog Partners’ preference unit offerings (net of underwriting discounts and commissions)	111,544	—	111,544
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	54,338	—	54,338
Offering costs	(929)	198	(731)
Net proceeds from equity offerings in the period ended September 30, 2018	164,953	198	165,151

17. Share-Based Compensation

The terms of the 2013 Omnibus Incentive Compensation Plan (the “Plan”) and the assumptions for the valuation of Restricted Stock Units (“RSUs”) and Stock Appreciation Rights or Stock Options (collectively the “SARs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2017.

On April 2, 2018, GasLog granted to executives, managers and certain employees of the Group 149,786 RSUs and 416,458 SARs in accordance with the Plan. The RSUs will vest on April 2, 2021 while the SARs will vest incrementally with one-third of the SARs vesting on each of April 2, 2019, 2020 and 2021. The compensation cost for the SARs is recognized on an accelerated basis as though each separately vesting portion of the SARs is a separate award.

Awards	Number	Grant date	Expiry date	Exercise price	Fair value at grant date
RSUs	149,786	April 2, 2018	n/a	n/a	$16.30
SARs	416,458	April 2, 2018	April 2, 2028	$16.30	$5.30

In accordance with the terms of the Plan, there are only service condition requirements. The awards will be settled in cash or in shares at the sole discretion of the compensation committee of the board of directors. These awards have been treated as equity settled because the Group has no present obligation to settle in cash. The amount to be settled for each SAR exercised is computed in each case, as the excess, if any, of the fair market value (the closing price of shares) on the exercise date over the exercise price of the SAR.

The fair value of the SARs has been calculated based on the Modified Black-Scholes-Merton method. Expected volatility was based on historical share price volatility for the period since GasLog’s initial public offering. The significant assumptions used to estimate the fair value of the SARs are set out below:

Inputs into the model
Grant date share closing price	$16.30
Exercise price	$16.30
Expected volatility	44.5%
Expected term	6 years
Risk-free interest rate for the period similar to the expected term	2.61%

Fair value

The fair value of the RSUs was determined by using the grant date closing price of $16.30 per common unit and was not further adjusted since the holders are entitled to dividends.

Movement in RSUs and SARs during the period

The summary of RSUs and SARs is presented below:

	Number of awards	Weighted average exercise price per share	Weighted average share price at the date of exercise	Weighted average contractual life	Aggregate fair value
RSUs
Outstanding as of January 1, 2018	425,702	—	—	1.39	5,636
Granted during the period	149,786	—	—	—	2,441
Forfeited during the period	(1,179)	—	—	—	(14)
Vested during the period	(86,136)	—	—	—	(1,655)
Outstanding as of September 30, 2018	488,173	—	—	1.38	6,408
SARs
Outstanding as of January 1, 2018	2,031,279	14.59	—	7.68	7,874
Granted during the period	416,458	—	—	—	2,207
Exercised during the period	(14,753)	—	18.26	—	(51)
Forfeited during the period	(3,333)	—	—	—	(12)
Expired during the period	(12,198)	—	—		(72)
Outstanding as of September 30, 2018	2,417,453	14.87	—	7.38	9,946

As of September 30, 2018, 1,440,982 SARs have vested but have not been exercised.

The terms of the GasLog Partners’ 2015 Long-Term Incentive Plan (the “GasLog Partners’ Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 21 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2017.

On April 2, 2018, GasLog Partners granted to its executives 24,608 RCUs and 24,608 PCUs in accordance with the GasLog Partners’ Plan. The RCUs and PCUs will vest on April 2, 2021. The holders are entitled to cash distributions that will be accrued and settled on vesting.

				Fair value at
Awards	Number	Grant date	Expiry date	grant date
RCUs	24,608	April 2, 2018	n/a	$23.40
PCUs	24,608	April 2, 2018	n/a	$23.40

In accordance with the terms of the GasLog Partners’ Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the GasLog Partners’ Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the GasLog Partners’ Plan was determined by using the grant date closing price of $23.40 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the period	24,608	—	576
Vested during the period	(16,999)	—	(410)
Outstanding as of September 30, 2018	75,084	1.50	1,595
PCUs
Outstanding as of January 1, 2018	67,475	1.38	1,429
Granted during the period	24,608	—	576
Vested during the period	(16,999)	—	(410)
Outstanding as of September 30, 2018	75,084	1.50	1,595

On April 3, 2018, 16,999 RCUs and 16,999 PCUs vested under the GasLog Partners’ Plan.

The total expense recognized in respect of share-based compensation for the three and nine months ended September 30, 2018 was $1,350 and $3,865 (for the three and nine months ended September 30, 2017: $1,257 and $3,492). The total accrued cash distribution as of September 30, 2018 is $916 (December 31, 2017: $814).

18. Earnings/(losses) per Share (“EPS”)

Basic earnings/(losses) per share was calculated by dividing the profit for the period attributable to the owners of the common shares by the weighted average number of common shares issued and outstanding during the period.

Diluted earnings/(losses) per share is calculated by dividing the profit for the period attributable to the owners of the Group by the weighted average number of all potential ordinary shares assumed to have been converted into common shares, unless such potential ordinary shares have an antidilutive effect.

The following reflects the earnings/(losses) and share data used in the basic and diluted earnings/(losses) per share computations:

	For the three months ended
	September 30, 2017	September 30, 2018
Basic earnings/(loss) per share
Profit/(loss) for the period attributable to owners of the Group	5,335	18,214
Less:
Dividend on preference shares	(2,516)	(2,516)
Profit/(loss) for the period available to owners of the Group	2,819	15,698
Weighted average number of shares outstanding, basic	80,631,298	80,814,285
Basic earnings/(loss) per share	0.03	0.19
Diluted earnings/(loss) per share
Profit/(loss) for the period available to owners of the Group used in the calculation of diluted earnings/(loss) per share	2,819	15,698
Weighted average number of shares outstanding, basic	80,631,298	80,814,285
Dilutive potential ordinary shares	643,263	722,479
Weighted average number of shares used in the calculation of diluted earnings/(loss) per share	81,274,561	81,536,764
Diluted earnings/(loss) per share	0.03	0.19

The Group excluded the dilutive effect of 971,911 SARs in calculating diluted EPS for the three months ended September 30, 2018, as they were anti-dilutive (September 30, 2017: 1,018,089 SARs).

	For the nine months ended
	September 30, 2017	September 30, 2018
Basic (loss)/earnings per share
Profit for the period attributable to owners of the Group	6,572	33,898
Less:
Dividend on preference shares	(7,548)	(7,548)
(Loss)/profit for the period available to owners of the Group	(976)	26,350
Weighted average number of shares outstanding, basic	80,605,848	80,777,386
Basic (loss)/earnings per share	(0.01)	0.33
Diluted (loss)/earnings per share
(Loss)/profit for the period available to owners of the Group used in the calculation of diluted (loss)/earnings per share	(976)	26,350
Weighted average number of shares outstanding, basic	80,605,848	80,777,386
Dilutive potential ordinary shares	—	749,050
Weighted average number of shares used in the calculation of diluted (loss)/earnings per share	80,605,848	81,526,436
Diluted (loss)/earnings per share	(0.01)	0.32

The Group excluded the dilutive effect of 971,911 SARs in calculating diluted EPS for the nine months ended September 30, 2018, as they were anti-dilutive (September 30, 2017: 2,130,982 SARs and 438,595 RSUs).

19. Subsequent Events

On October 25, 2018, GasLog Partners announced an agreement with GasLog to purchase 100% of the ownership interest in GAS-twenty seven Ltd., the entity that owns the Methane Becki Anne. The vessel is currently on a multi-year time charter with a subsidiary of Shell through March 2024 and Shell has a unilateral option to extend the term of the time charter for a period of either three or five years. The aggregate sale price is $207,400.

On October 31, 2018, the board of directors declared a quarterly cash dividend of $0.15 per common share payable on November 21, 2018 to shareholders of record as of November 12, 2018.

In the period from October 1, 2018 through October 29, 2018, GasLog Partners issued and received payment for an additional 259,104 common units at a weighted average price of $24.06 per unit for total net proceeds of $6,192 through its ATM Programme.